Industry strength and EUV demand drive expected sales growth of about 25 percent in 2017 Current business trends likely to continue into 2018 8 additional EUV orders in Q2 2017 - EUV HVM adoption inflection begins ASML 2017 Second-Quarter Results Veldhoven, the Netherlands July 19, 2017 Public

Public Slide 2 July 19, 2017 Agenda • Investor key messages • Business highlights • Outlook • Product / Market highlights • Financial statements

Public Slide 3 July 19, 2017 Investor key messages

Public Slide 4 July 19, 2017 Investor key messages • Shrink is a key industry driver supporting innovation and providing long term industry growth • Lithography enables affordable shrink and therefore delivers compelling value for our customers • EUV will enable continuation of Moore’s Law and will drive long term value for ASML beyond the next decade • DUV, Holistic Litho and EUV are highly differentiated products providing unique value drivers for our customers and ASML • ASML models a 2020 annual revenue opportunity of €11 billion with an EPS > €9*, with significant further growth potential into the next decade • HMI provides market leading e-beam metrology capability which expands our integrated Holistic Lithography solutions to include a new class of pattern fidelity control • We expect to continue to return excess cash to our shareholders through stable or growing dividends and regularly timed share buybacks in line with our policy * based on model details and assumptions as presented in our 2016 Investor Day (October 31, 2016)

Public Slide 5 July 19, 2017 Business highlights

Public Slide 6 July 19, 2017 Q2 results summary • Net sales of € 2,101 million, net systems sales valued at € 1,384 million, net service and field option sales at € 717 million • Gross margin of 45.0% • Operating margin of 26.4% • Net bookings of € 2,375 million, including 8 new EUV systems • Backlog at € 5,351 million, including 27 EUV systems • Completed the acquisition of a 24.9% interest in Carl Zeiss SMT As per January 1, 2017, ASML presents net sales with respect to metrology and inspection systems as part of Net system sales instead of Net service and field option sales.

Public Slide 7 July 19, 2017 Net system sales breakdown in value End-Use Memory 54% Foundry 37% IDM 9% Q2’17 total value € 1,384 million Q1’17 total value € 1,216 million ArF Immersion 74% ArF Dry 5% KrF 15% I-line 1% Metrology & Inspection 5% Memory 47% Foundry 40%IDM 13% Region (ship to location) USA 10%Korea 51% Taiwan 27% China 6% Japan 1% Rest of Asia 1% EMEA 4% USA 8% Korea 28% Taiwan 24% China 26% Japan 5% Rest of Asia 1% EMEA 8% Technology EUV 16% ArF Immersion 64% ArF Dry 3% KrF 9% I-line 2% Metrology & Inspection 6% As per January 1, 2017, ASML presents net sales with respect to metrology and inspection systems as part of Net system sales instead of Net service and field option sales. Lithography systems do not include metrology and inspection systems. Sales in lithography units EUV ArF i ArFdry KrF I-Line 2 16 3 14 7 EUV ArF i ArFdry KrF I-Line — 18 4 19 3 * shipped 3 *

Public Slide 8 July 19, 2017 8,000 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 N et Sa le s 2013 2014 2015 2016 2017 1,505 2,241 2,133 1,502 1,334 440 837 518 955 271 2,143 1,278 1,659 2,215 995 1,157 5,245 1,500 5,856 1,977 6,287 2,123 6,795 1,445 4,045 Foundry IDM Memory Total net sales million € by End-use YTD Installed Base Management (Service and Field options) As per January 1, 2017, ASML presents net sales with respect to metrology and inspection systems as part of Net system sales instead of Net service and field option sales. The comparative numbers have been adjusted to reflect this change in accounting policy.

Public Slide 9 July 19, 2017 Bookings activity by sector Q2’17 total value € 2,375 million Q1’17 total value € 1,894 million Memory 40% Foundry 40% IDM 20% Memory 39% Foundry 43% IDM 18% As per January 1, 2017 our Net bookings also include metrology and inspection systems Lithography systems do not include metrology and inspection systems Lithography systems New Used Units 49 6 Lithography systems New Used Units 52 3

Public Slide 10 July 19, 2017 System backlog in value Technology EUV 53% ArF Immersion 35% ArF Dry 3% KrF 7% I-line 1% Metrology & Inspection 1% Region (ship to location) USA 23% Korea 34% Taiwan 28% China 4% Rest of Asia 1% EMEA 10% End-Use Memory 25% Foundry 48% IDM 27% Q2’17 total value € 5,351 million Q1’17 total value € 4,509 million Memory 26% Foundry 49% IDM 25% USA 24%Korea 29% Taiwan 34% China 3% Rest of Asia 1% EMEA 9% EUV 51% ArF Immersion 37% ArF Dry 2% KrF 7% I-line 1% Metrology & Inspection 2% As per January 1, 2017 our System backlog also includes metrology and inspection systems Lithography systems do not include metrology and inspection systems Lithography systems New Used Units 93 14 Lithography systems New Used Units 83 11

Public Slide 11 July 19, 2017 Capital return to shareholders • ASML paid € 517 million in dividend or € 1.20 per ordinary share in Q2 • 2016-2017 share buyback program will resume in Q3 Capital return 8,000 6,000 4,000 2,000 0 € m illi on up to 2009 2010 2011 2012 2013 2014 2015 2016 2017 Dividend Share buyback The dividend for a year is paid in the subsequent year 2008 Dividend history 1.4 1.2 1.0 0.8 0.6 0.4 0.2 0.0 D iv id en d (€ ) 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 0.25 0.20 0.20 0.40 0.46 0.53 0.61 0.70 1.05 1.20 YTD Capital return is cumulative share buyback + dividend

Public Slide 12 July 19, 2017 Outlook

Public Slide 13 July 19, 2017 Q3 Outlook • Q3 2017 net sales around € 2.2 billion ◦ EUV revenue approximately € 300 million • Gross margin around 43% • R&D costs of about € 315 million • SG&A costs of about € 105 million • Other income (Customer Co-Investment Program) of about € 24 million • Effective annualized tax rate around 14%

Public Slide 14 July 19, 2017 2017 Outlook • Full year 2017 revenue expected to grow about 25%, driven by our entire products and service portfolio • Memory, especially driven by DRAM, expected to grow about 50% year on year, supporting wafer capacity additions in NAND and lithography enabled cost reduction in DRAM • Logic expected to grow about 15% off a strong 2016 base • DUV system revenue expected to exceed last year's record revenue • Holistic Litho revenue expected to grow about 50% year on year • Installed base management revenues expected to grow about 20% year on year driven by value providing field performance options

Public Slide 15 July 19, 2017 Product / Market highlights

Public Slide 16 July 19, 2017 All EUV key performance specifications demonstrated Stable configuration enables accelerated availability improvements going forward Customers show commitment to insert EUV in volume manufacturing by ordering systems ASML commits to securing system performance, shipments and support required for volume manufacturing • 8 additional NXE:3400B system orders received in Q2, with 6 orders from one customer for use in both Logic & DRAM • 3 NXE:3400B systems shipped in Q2 • Backlog now includes 27 EUV systems • Further system orders are expected in 2017 for 2018/2019 shipments For volume manufacturing of logic and memory, ASML remains committed to deliver: • Throughput of >125 wafers per hour • Availability of >90% on average • Shipments on time in sufficient volume • Ability to support a growing installed base

Public Slide 17 July 19, 2017 EUV layer adoption - logic 7nm example Addressing majority of critical layers at initial insertion Layer Active Gate LI Contact Metal 0 Via 0 Metal 1 Via 1 Metal 2 Via 2 Metal 3 Via 3 Metal 4 Via 4 Metal 5 Initial EUV layers Other candidate EUV layers Metal layers patterning types Via / Contact example 2D pattern (1 EUV exposure) 1D pattern (1 ArFi spacer exposure + 1 EUV cut exposure) (1 EUV exposure) or

Public Slide 18 July 19, 2017 ASML and HMI update • ASML and HMI company and product integration progressing well towards expanding integrated Holistic Litho roadmap • HMI e-beam for voltage contrast being used extensively in volume production by memory customers • HMI e-beam for physical defects being used for defect engineering in R&D and yield ramp at both memory and logic customers • Pattern Fidelity Metrology e-beam tools being evaluated by customers, enabling Pattern Fidelity Control in 2018 for both memory and logic production • Groundbreaking multi-e-beam innovation ahead, combining leading edge e-beam technology with ASML’s unique stage and computational lithography technology

Public Slide 19 July 19, 2017 ASML / Chinese IC industry relationships deepen as new fab demand comes into view • Continued sales growth over the last 5 years by both domestic Chinese as well as non domestic companies • In discussion with 2 logic and 3 memory domestic customers with Litho market opportunity of >€ 3 billion as per publicly announced fab build-out plans • Orders received in Q2 from new domestic memory customer with expected shipments late 2017 • Over 600 employees in 11 cities, supporting installed base of more than 400 lithography systems, including two R&D centers and recently announced partnership with ICRD for applications and a training center 600 400 200 0 € m illi on 2012 2013 2014 2015 2016 H1 2017 Total China net system sales

Public Slide 20 July 19, 2017 Financial statements

Public Slide 21 July 19, 2017 Consolidated statements of operations M€ Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Net sales 1,740 1,815 1,907 1,944 2,101 Gross profit 741 834 901 925 946 Gross margin % 42.6% 46.0% 47.2% 47.6% 45.0% Other income 1 23 23 23 24 24 R&D costs (270) (273) (287) (315) (313) SG&A costs (90) (89) (107) (99) (102) Income from operations 404 496 530 535 555 Operating income % 23.2% 27.3% 27.8% 27.5% 26.4% Net income 354 396 524 452 466 Net income as a % of net sales 20.3% 21.8% 27.5% 23.3% 22.2% Earnings per share (basic) € 0.83 0.93 1.23 1.05 1.08 Earnings per share (diluted) € 0.83 0.93 1.22 1.05 1.08 Lithography systems sold (units) 2 46 40 38 44 42 Net booking value 3 1,566 1,415 1,580 1,894 2,375 1 Customer Co-Investment Program (CCIP). 2 Lithography systems do not include metrology and inspection systems. 3 Our systems backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B). As per January 1, 2017 our systems backlog and net bookings also include metrology and inspection systems. These numbers have been prepared in conformity with US GAAP

Public Slide 22 July 19, 2017 Consolidated statements of Cash flows M€ Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Net income 354 396 524 452 466 Net cash provided by (used in) operating activities 481 (3) 1,193 (168) 530 Net cash provided by (used in) investing activities (24) (484) (2,498) 150 (755) Net cash provided by (used in) financing activities (607) 1,481 1,293 12 (744) Net increase (decrease) in cash & cash equivalents (137) 987 (6) 4 (996) Free cash flow* 381 (72) 1,097 (212) 469 Cash and cash equivalents and short-term investments 2,926 4,313 4,057 3,836 2,514 * Free cash flow is defined as net cash provided by (used in) operating activities minus investments in Capex (Purchase of Property, plant and equipment and intangibles), see US GAAP Consolidated Financial Statements. These numbers have been prepared in conformity with US GAAP

Public Slide 23 July 19, 2017 Consolidated Balance sheets M€ Assets Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Cash & cash equivalents and short-term investments 2,926 4,313 4,057 3,836 2,514 Net accounts receivable and finance receivables 1,362 1,593 1,264 1,426 1,758 Inventories, net 2,715 2,697 2,781 2,996 3,137 Other assets 1,146 1,164 1,173 1,211 1,354 Tax assets 228 183 47 171 63 Equity method investments — — — — 1,002 Goodwill 2,603 2,571 4,874 4,784 4,646 Other intangible assets 714 694 1,323 1,279 1,231 Property, plant and equipment 1,609 1,587 1,687 1,622 1,567 Total assets 13,303 14,802 17,206 17,325 17,272 Liabilities and shareholders' equity Current liabilities 3,720 3,272 3,281 2,876 3,125 Non-current liabilities 1,434 3,017 4,105 4,206 4,114 Shareholders' equity 8,149 8,513 9,820 10,243 10,033 Total liabilities and shareholders' equity 13,303 14,802 17,206 17,325 17,272 These numbers have been prepared in conformity with US GAAP

Public Slide 24 July 19, 2017 This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to expected trends and outlook, including expected customer insertion of EUV in volume manufacturing, including expected volume orders, systems backlog, expected financial results and trends for the third quarter of 2017, including expected sales, gross margin, R&D and SG&A expenses, other income, and annualized effective tax rate, expected financial results and trends for the full year 2017, including expected revenue growth and growth in logic and memory, trends in DUV systems revenue, Holistic Lithography and installed base management revenues, annual revenue opportunity for ASML and EPS potential by 2020 with significant further growth potential into the next decade, expected industry trends and expected trends in the business environment, including our expectation that the trends exhibited in the second quarter of 2017 will continue into 2018, statements with respect to EUV targets, manufacturing, supply chain and service capabilities, and ASML’s commitment to secure system performance, shipments and support for volume manufacturing, including availability, productivity, throughput and shipments, including timing of shipments and the ability to support a larger installed base, statements with respect to the benefits of the hardware innovations in the new DUV lithography immersion system, EUV-high volume manufacturing adoption inflection, statements with respect to HMI, including expected expansion of the integrated Holistic Lithography roadmap, introduction of a new class of pattern fidelity control for memory and logic production in 2018 and expected multi-e-beam innovation, statements with respect to the acquisition of Carl Zeiss SMT and its expected benefits, statements relating to the development of a training center with Circuit Research and Development Center Ltd., including its expected benefits, and the Chinese IC industry, including expected new fab demand and lithography market opportunity and expected shipments, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, expected industry adoption of EUV and statements with respect to the intent of customers to insert EUV into production, the extension of EUV beyond the next decade, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, intention to return excess cash to shareholders, and statements about our proposed dividend, dividend policy and intention to repurchase shares and statements with respect to the share repurchase plan, including its expected resumption. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, potential inability to integrate HMI’s systems into our Holistic Lithography portfolio, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases and timing of resumption of the share repurchase plan, the pace of development of the Chinese IC industry, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking statements